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December 7, 2020

Re:	Signify Health, Inc.
Draft Registration Statement on Form S-1
Submitted October 20, 2020
CIK No. 0001828182

Mr. Jason L. Drory

Ms. Mary Beth Breslin

Ms. Kristin Lochhead

Mr. Kevin Vaughn

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Mr. Drory:

On behalf of Signify Health, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated November 16, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement and is submitting Confidential Draft Submission No. 2 to the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 1 where the amended language addressing a particular comment appears. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 1.

Draft Registration Statement on Form S-1 Submitted October 20, 2020

Cover Page

1.

To facilitate an understanding of your corporate structure and the use of proceeds, please revise the prospectus cover page to explain that you will be implementing an “Up-C” structure in connection with this offering and clearly identify both the holding and the operating companies.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Registration Statement.

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	December 7, 2020

Overview, page 1

2.

Please define the term “episodes of care” the first time it is used in your disclosure. In addition, please define abbreviations at first use. For example only, we note that “CMS” is used but not defined on page 2 and “TML” on page 31.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Registration Statement to define “episodes of care” when first used. The Company has also revised the disclosure throughout to define abbreviations at first use.

3.

With reference to your disclosure on page 24 and 99, where you state that COVID-19 has significantly affected your business, please revise the Prospectus Summary to balance your summary to discuss the negative impact that COVID-19 has had on your business operations and results in recent months. Also revise the first bullet point on page 11 to clarify that COVID-19 has in fact had an adverse effect on your business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 8 and 13 of the Registration Statement.

4.

We note your statements regarding your “leading positions” in the various businesses in which you operate, that you are the leading provider of IHE services to third-party Medicare Advantage plans, that you are a leading healthcare brand, and other statements of leadership throughout your document. Please revise to disclose the basis for these statements.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4-5, 135, 137 and 141-142 of the Registration Statement.

How we measure our progress, page 3

5.

We note your disclosure that you “operate within the $1.9 trillion market...,” “believe value-based payment programs will eventually capture 60% to 70% of total health spending for these payors” and “estimate that approximately $750 billion is currently paid annually in value-based contracts.” Please disclose the material assumptions and describe the types of sources your management analyzed for you to arrive at these figures.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 138 and 139 of the Registration Statement.

6.	Please balance your statement regarding your revenues for the year ended December 31, 2019 and the growth from 2018 by also disclosing your net loss.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 101-102 and 138 of the Registration Statement.

Our Growth Strategy, page 5

7.

We note your disclosure on page 6 that you plan to “expand [y]our episode of care programs” Please balance your disclosure here to include disclosure that the growth in the BPCI-A program may be limited once the program is locked into place at the end of 2020 consistent with your risk factor disclosure on page 27.

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	December 7, 2020

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 143 of the Registration Statement.

Implications of being an emerging growth company, page 12

8.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s comment, the Company will provide the Staff, under separate cover, with a copy of all written communications, as defined in Rule 405 under the Securities Act, that the Company presents to potential investors in reliance on Section 5(d) of the Securities Act on a confidential, supplemental basis.

Risk Factors, page 24

9.

Please add a risk factor to discuss Mr. Carlson’s potential conflict of interests related to his potential 3% transaction fee payable upon the occurrence of certain future potential acquisitions you make, or tell us why you do not believe it is required.

Response: The Company respectfully submits that it does not believe a risk factor discussing Mr. Carlson’s potential 3% transaction fee is appropriate. Mr. Carlson is expected to resign from the board of directors in connection with the initial public offering and will be the beneficial owner of less than 5% of the Company’s outstanding voting power following the initial public offering. In addition, the potential transaction fee would only be triggered in connection with a limited number of transactions that were sourced by Mr. Carlson directly. The Company has revised disclosure to this effect on pages 182 and 188 of the Registration Statement. For these reasons, the Company does not believe that the potential transaction fee presents a potential conflict of interest meriting risk factor disclosure.

Holding Company Structure and the Tax Receivable Agreement, page 78

10.

Please revise to disclose the anticipated timing of the payouts and how you intend to fund the required payouts under the Tax Receivable Agreement. Please discuss the potential liability to the company if it fails to make such payouts.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of the Registration Statement.

Customer Equity Appreciation Rights Agreement, page 111

11.

We note your disclosure that you have entered into Customer Equity Appreciation Rights Agreements with one of your customers pursuant to which you may be required to settle the agreement for cash if your customer meets certain revenue targets. Please provide additional material disclosure for each of these agreements, including (i) the fair market value of your equity at the time of the grant; (ii) the number of rights under each award; and (iii) disclose how the proposed reorganization and initial public offering will effect these agreements or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 123-124 of the Registration Statement.

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	December 7, 2020

Business, page 121

12.

We note your graphic at the of page 124 contains text that is not legible. Please revise the graphic accordingly. In addition, please provide the source for your graphic at the bottom of page 124 and disclose for what time period the graphic represents.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 138 of the Registration Statement.

13.

We note your disclosure on the bottom of page 125 that “[h]ealth benefit spending in the private health insurance market has historically exceeded $1 trillion annually.” However, we also note your graphic at the bottom of page 124 shows a dollar amount less than 1 trillion. Please revise this inconsistency or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 138-139 of the Registration Statement.

Established and Long-Standing Customer Relationships, page 128

14.

We note your disclosure on page 128 that you “enjoy long-standing and a history of collaborative innovation with many of your customers.” Please provide additional disclosure on the types of material “collaborative innovations” you have accomplished.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 142 of the Registration Statement.

Customers, page 135

15.

You indicate on page 26 that two health plan partners accounted for 23% and 21%, respectively, of your total revenue for the year ended December 31, 2019. Please revise to identify these customers, or tell us why you do not believe such identification is material. Please also advise whether you have agreements with these customers on which you are substantially dependent, pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Registration Statement.

In addition, the Company respectfully submits that it does not believe it is substantially dependent on the agreements that it has with these customers. Based upon current and anticipated demand for the Company’s products and the structure of the Company’s contracts with its IHE customers, the Company does not believe that the termination or expiration of, or the nonpayment or nonperformance by a counterparty with respect to, its contracts with any one customer would have a sustained material adverse impact on the Company’s business. Currently, the Company is only able to perform IHEs for a portion of the total number of members provided by customers for its target member list each year due to capacity constraints in its network, and there is significant demand from current customers for the Company to perform additional IHEs. As a result, even if the Company’s contracts with one of these customers were to terminate or expire, the Company believes there is sufficient demand from other existing customers to make up for any lost volume of IHEs from one of these customers. As a result of the foregoing, the Company respectfully submits that it does not believe it is substantially dependent on the agreements it has with the health plan partners named in the Registration Statement.

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	December 7, 2020

Competition, page 135

16.

Please revise to include a discussion of your competitive position in each of your material business segments, including Home & Community Services and Episodes of Care Services segments, to the extent it is material to an understanding of each segment.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 151 of the Registration Statement.

17.

We note, that you disclose that in your episodes business you compete with providers who self-convene and directly contract with CMS. In addition to the providers who self-convene, please revise the discussion of competition to discuss your main competitors in your episodes business. For example, please describe your competitors that contract directly with CMS on behalf of providers to participate in the BPCI-A space.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 151 of the Registration Statement.

Sales and Marketing, page 135

18.

Please expand your discussion of sales and marketing to disclose your strategy for each of your two major business segments. For example, we note your disclosure elsewhere that you have “large call centers.” Please revise your disclosure to include additional material details on how you go about obtaining new customers in each of your material business lines.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 149-150 of the Registration Statement. In addition, the Company clarifies for the Staff that its call centers are used primarily for outreach to plan members eligible for an IHE, and not for sales and marketing. The Company has revised the disclosure on pages 2 and 136 of the Registration Statement to further clarify this point.

Director Compensation, page 165

19.	We note you have a footnote (4) to your director compensation table on page 165, but the footnote does not appear to be in the actual table. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 181 of the Registration Statement.

Certain Relationships and Related Party Transactions Consulting Agreements, page 171

20.

We note your disclosure on page 171 that consulting fees were paid to certain directors, including Mr. Carlson. However, we note your disclosure on page 166 that the consulting fees paid to Mr. Carlson were actually paid to Mr. Carlson’s company, Eir Partners, LLC. Please revise your disclosure on page 171

Mr. Jason L. Drory Division of Corporation Finance U.S. Securities and Exchange Commission	December 7, 2020

or otherwise advise. In addition, we note you intend to file the consulting agreement, as amended, with Eir Partners, LLC, but do not include the consulting agreement with Mr. McNamara. Please file the consulting agreement with Mr. McNamara pursuant to Item 601(b)(10) of Regulation S-K or otherwise advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 188 of the Registration Statement. In addition, in response to the Staff’s comment, the Company advises the Staff that it intends to file the consulting agreement with Mr. McNamara with a subsequent amendment.

Please do not hesitate to contact me at (212) 450-4526, (212) 701-5526 (fax) or shane.tintle@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Shane Tintle

Shane Tintle

cc:      Kyle Armbrester, Chief Executive Officer

           Steven Senneff, President, Chief Financial and Administrative Officer

           Adam McAnaney, General Counsel and Secretary

                         Signify Health, Inc.

           Joseph H. Kaufman, Esq.

           Ryan R. Bekkerus, Esq.

                         Simpson Thacher & Bartlett LLP